Filed Pursuant to Rule 424(b)(3)
Registration No. 333-193480

STRATEGIC STORAGE GROWTH TRUST, INC.

SUPPLEMENT NO. 7 DATED FEBRUARY 25, 2016

TO THE PROSPECTUS DATED SEPTEMBER 28, 2015

This document supplements, and should be read in conjunction with, the prospectus of Strategic Storage Growth Trust, Inc. dated September 28, 2015, Supplement No. 4 to the prospectus dated December 11, 2015 (which amended and superseded all prior supplements), Supplement No. 5 to the prospectus dated December 22, 2015 and Supplement No. 6 to the prospectus dated January 15, 2016.

Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to disclose:

•	an update on the status of our public offering;

•	an update on the closing of the Stoney Creek Property;

•	an update on a potential acquisition in Pembroke Pines, Florida; and

•	an update to the “Conflicts of Interest – Certain Conflict Resolution Procedures” subsection of our Prospectus.

Status of Our Offering

On June 17, 2013, we commenced a private offering of up to $109.5 million in shares of our common stock to accredited investors only pursuant to a confidential private placement memorandum. On May 23, 2014, we reached the minimum offering amount of $1.0 million in sales of shares in our private offering and we commenced operations. On January 16, 2015, we terminated the private offering of which we raised a total of $7.8 million. On January 20, 2015, our public offering was declared effective. Effective September 28, 2015, we reallocated shares in our primary offering to consist of the following: up to $500 million in Class A shares at a price of $10.00 per share; and up to $500 million in Class T shares at a price of $9.47 per share. As of February 23, 2016, we have received gross offering proceeds of approximately $24.0 million from the sale of approximately 2.4 million Class A shares and approximately 41,000 Class T shares in our initial public offering. As of February 23, 2016, approximately $1.07 billion in shares remained available for sale to the public under our initial public offering, including shares available under our distribution reinvestment plan.

Closing of the Stoney Creek Property

On February 9, 2016, we closed on land located in the Stoney Creek area of Toronto, Canada that will be developed into a self storage facility (the “Stoney Creek Property”) for a U.S. dollar equivalent purchase price of approximately $1.5 million, plus closing costs and acquisition fees, which was funded from net proceeds of our public offering.

We incurred acquisition fees of approximately $30,000 in connection with the acquisition of the Stoney Creek Property. The Stoney Creek Property will be a two-story building consisting of approximately 780 units and approximately 81,600 net rentable square feet of storage space.

Since the Stoney Creek property is located in Canada, SS Growth Property Management, LLC (the “Property Manager”) will manage the Stoney Creek property and such property will be branded using the SmartStop® Self Storage brand. The property management agreement with the Property Manager provides for a fee that is the greater of $3,000 or six percent (6%) of gross monthly rentals, plus reimbursement for salaries, wages and other compensation of our Property Manager’s regional and district managers. In addition, we will pay an affiliate of our Property Manager a monthly service fee equal to the aggregate of (1) all salaries, wages and other compensation of all on-site personnel, including all applicable taxes and payments, expense reimbursements, health insurance premiums, and all other amounts in respect of the on-site personnel (the “Monthly Amount”), and (2) an amount equal to five percent (5%) of the Monthly Amount.

Potential Acquisition of a Property in Pembroke Pines, Florida

On February 8, 2016, one of our subsidiaries executed a purchase and sale agreement with an unaffiliated third party (the “Pembroke Pines Purchase Agreement”) for the acquisition of property that will be developed into a self storage facility located in Pembroke Pines, Florida (the “Pembroke Pines Property”). The Pembroke Pines Property currently consists of a 3.0 acre tract of land that will be developed by the seller into a self storage facility that is expected to contain approximately 84,750 net rentable square feet and approximately 879 rental units. The purchase price for the Pembroke Pines Property is approximately $15.7 million, plus closing costs and acquisition fees. We expect the acquisition of the Pembroke Pines Property to close in the first or second quarter of 2017 after construction is complete on the self storage facility and a certificate of occupancy has been issued. We expect to fund such acquisition with a combination of our net proceeds from our initial public offering and through a drawdown on future credit facilities.

Pursuant to the Pembroke Pines Purchase Agreement, we will be obligated to purchase the Pembroke Pines Property only after satisfactory completion of agreed upon closing conditions. We will decide whether to acquire the Pembroke Pines Property generally based upon:

•	our ability to raise sufficient net proceeds from our public offering and drawdown additional funds through future credit facilities;

•	satisfactory completion of due diligence on the Pembroke Pines Property and the seller of the Pembroke Pines Property;

•	the completion of construction of the self storage facility and the issuance of a certificate of occupancy for the Pembroke Pines Property;

•	approval by our board of directors to purchase the Pembroke Pines Property;

•	satisfaction of the conditions to the acquisition in accordance with the Pembroke Pines Purchase Agreement; and

•	no material adverse changes relating to the Pembroke Pines Property, the seller of the Pembroke Pines Property or certain economic conditions.

There can be no assurance that we will complete the acquisition of the Pembroke Pines Property. In some circumstances, if we fail to complete the acquisition, we may forfeit up to approximately $750,000 in earnest money on the Pembroke Pines Property.

Other properties may be identified in the future that we may acquire prior to or instead of the Pembroke Pines Property. Due to the considerable conditions to the consummation of the acquisition of the Pembroke Pines Property, we cannot make any assurances that the closing of the Pembroke Pines Property is probable.

Update to the “Conflicts of Interest – Certain Conflict Resolution Procedures” Subsection of our Prospectus

In connection with the merger of SmartStop Self Storage, Inc. (“SmartStop”) into Extra Space Storage, Inc., we have removed the references to SmartStop from our allocation policy. The fifth bullet point beginning with: “In the event that an investment opportunity becomes available” and all bullet points thereafter in the

“Certain Conflict Resolution Procedures” subsection of the “Conflicts of Interest” section of our prospectus are hereby deleted and replaced with the following:

•	In the event that an investment opportunity becomes available, our sponsor will allocate such investment opportunity either to Strategic Storage Trust II, Inc. or to us based on the following factors:

•	the investment objectives of each program;

•	the amount of funds available to each program;

•	the financial and investment characteristics of each program, including investment size, potential leverage, transaction structure and anticipated cash flows;

•	the strategic location of the investment in relationship to existing properties owned by each program;

•	the effect of the investment on the diversification of each program’s investments; and

•	the impact of the financial metrics of the investment, such as revenue per square foot, on each program.

•	If, after consideration and analysis of these factors, the investment opportunity is suitable for us and Strategic Storage Trust II, Inc., then:

•	Strategic Storage Trust II, Inc. will have priority for stabilized self storage facilities (i.e., properties with occupancy rates greater than 75%); and

•	we will have priority for lease-up, development, repositioning and other opportunistic properties.

In the event all acquisition allocation factors have been exhausted and our sponsor determines that an investment opportunity remains suitable for both Strategic Storage Trust II, Inc. and us, then our sponsor will offer the investment opportunity to the program that has had the longest period of time elapse since it was offered an investment opportunity. It will be the duty of our board of directors, including the independent directors, to ensure that this method is applied fairly to us. In determining whether or not an investment opportunity is being fairly applied to us, our advisor, subject to approval by our board of directors, shall examine, among others, the following factors:

•	the investment objectives and criteria of each program;

•	anticipated cash flow of the property to be acquired and the cash requirements of each program;

•	effect of the acquisition on diversification of each program’s investments;

•	policy of each program relating to leverage of properties;

•	income tax effects of the purchase to each program;

•	size of the investment; and

•	amount of funds available to each program and the length of time such funds have been available for investment.

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If a subsequent development, such as a delay in the closing of a property or a delay in the construction of a property, causes any such investment, in the opinion of our advisor, to be more appropriate for a program other than the program that committed to make the investment, our advisor may determine that another program affiliated with our advisor or its affiliates will make the investment. Our directors, including our independent directors, have a duty to ensure that the method used by our advisor for the allocation of the acquisition of properties by two or more affiliated programs seeking to acquire similar types of properties is applied fairly to us.

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We will not accept goods or services from our sponsor, advisor or any affiliate thereof or enter into any other transaction with our sponsor, advisor or any affiliate thereof unless a majority of our directors, including a majority of our independent directors, not otherwise interested in the transaction approve such transaction as fair and reasonable to us and on terms and conditions not less favorable to us than those available from unaffiliated third parties.

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